Exhibit 10.2
AMENDED AND RESTATED EMPLOYMENT AGREEMENT
     This Amended and Restated Employment Agreement (the “Agreement”) is entered into as of January 1, 2011 (the “Effective Date”), by and between APPROACH RESOURCES INC., a Delaware corporation (the “Company”), and STEVEN P. SMART, an individual residing in the State of Texas (“Employee”).
RECITALS
     WHEREAS, Employee has been employed by the Company pursuant to an Employment Agreement between the parties effective as of January 1, 2003 and amended by the First Amendment to the Employment Agreement between the parties effective as of December 31, 2008 (together, the “Original Employment Agreement”).
     WHEREAS, the parties desire to enter into this Agreement to amend, supersede, and fully restate and replace the Original Employment Agreement.
     NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree to the following terms:
TERMS
1.	Employment and Position. The Company shall continue to employ Employee as its Executive Vice President and Chief Financial Officer, and Employee shall continue to serve in such capacities, subject to the terms of this Agreement, and Employee shall report directly to the Company’s President and Chief Executive Officer (the “President”) and/or Board of Directors (the “Board”).

2.	Duties. Employee shall perform in the capacities described in paragraph 1 and shall have such duties, responsibilities, and authorities as may be reasonably assigned by the President and/or Board, in his or its sole discretion, including without limitation duties, responsibilities, and authorities for the Company’s Affiliates (as defined below). Employee shall devote his full time, best efforts, abilities, knowledge, and experience to the Company’s business and affairs as necessary to faithfully perform his duties, responsibilities, and authorities under this Agreement.

3.	Place of Performance. Although Employee shall be expected to work at all Company locations from time to time and travel as necessary to perform his duties, responsibilities, and authorities under this Agreement, Employee’s primary work location shall be at the Company’s corporate headquarters or within 50 miles from the Company’s corporate headquarters. The Company shall provide without cost to Employee such office space, secretarial, and administrative services, equipment, furniture, and furnishings as are suitable and appropriate to Employee’s titles and positions.

4.	Term of Agreement.
(a)	Initial Term. This Agreement shall continue in full force and effect for the initial term described in this subparagraph 4(a) (the “Initial Term”), commencing on the Effective Date and expiring on January 1, 2013 (the “Expiration Date”), unless terminated before the Expiration Date in accordance with paragraph 6.

(b)	Renewal Term. Notwithstanding subparagraph 4(a), the effectiveness of this Agreement shall automatically be extended for an additional one-year term on the Expiration Date and on each successive anniversary of the Expiration Date (each, a “Renewal Date”), unless and until (i) either party gives written notice of non-renewal at least 120 days prior to the Expiration Date or any Renewal Date; or (ii) the Agreement is terminated earlier in accordance with paragraph 6 (each, a “Renewal Term”).

(c)	Term. The Initial Term and any Renewal Terms shall be referred to below collectively as the “Term” of this Agreement.
5.	Compensation and Employment Benefits. In consideration for the performance of Employee’s duties, responsibilities, and authorities under this Agreement, the Company shall provide Employee with the following compensation and employment benefits:
(a)	Base Salary. From the Effective Date until changed as provided in this subparagraph, the Company shall pay Employee an annual base salary of $275,000.00 (the “Base Salary”), prorated for any partial period of employment. The Base Salary shall be payable semi-monthly in accordance with the Company’s ordinary payroll policies and procedures for employee compensation. During the Term, Employee’s Base Salary shall be subject to an annual review and adjustment by the Board in its sole discretion.

(b)	Bonus.
(i)	Performance Plan. In addition to the Base Salary, Employee shall be eligible to participate in the Company Performance Incentive Plan or another bonus plan or program maintained by the Company or an Affiliate (“Performance Plan”) to be determined annually by the Compensation Committee of the Board in its sole discretion. For purposes of this Agreement, “Bonus” means any annual bonus payable pursuant to the Performance Plan to Employee.

(ii)	Payout Option. The Bonus may be paid in cash, common stock of the Company, or a combination thereof, as determined by the Compensation Committee in its sole discretion; provided, however, that the Compensation Committee may offer Employee the option to elect to receive the value of any Bonus in cash, common stock, or a combination thereof, subject to applicable law and such terms, conditions, and limitations as the Compensation Committee may establish from time to time.

(iii)	Discretionary Participation Level. The Compensation Committee, in its sole
Amended and Restated Employment Agreement — Page 2

discretion, shall determine Employee’s participation in the Performance Plan and amount or range of the Bonus available to Employee based on achievement of performance goals during the fiscal year or other performance period.

(iv)	Payment. Any Bonus or other discretionary compensation payments due under this Agreement shall be paid to Employee at the time specified by the Compensation Committee at the time any such Bonus or other discretionary compensation payment is awarded, but in no event later than 2 1/2 months after the end of the taxable year in which any substantial risk of forfeiture with respect to such Bonus or other payment lapses. Unless otherwise specifically provided for in this Agreement or a plan, policy or program of the Company, Employee must be employed by the Company or an Affiliate on the date the Bonus or other payment is made to be entitled to receive the Bonus or other payment.
(c)	Employment Benefits. The Company shall provide Employee with the employment benefits that the Company ordinarily provides to its executive-level employees. Such employment benefits shall be governed by the applicable plan documents, insurance policies, and/or employment policies, and may be modified, suspended, revoked, or terminated in accordance with the terms of the applicable documents or policies without violating this Agreement. In addition to those benefits, the Company shall provide or cause to provide the following benefits upon satisfaction by Employee of any eligibility requirements, subject to the following limitations:
(i)	Sick-Leave Benefits. To the extent made available to other employees of the Company, and unless this Agreement is terminated pursuant to paragraph 6 in which case no sick-leave benefits shall be payable, Employee shall be paid sick leave benefits at his then prevailing Base Salary rate during his absence due to illness or other incapacity up to a maximum of 180 days in any one-year period.

(ii)	Vacations. The Company shall provide Employee with a minimum of four weeks of paid vacation per calendar year during the Term, prorated for the first calendar year of the Term. Unless the Company has adopted a plan or policy pursuant to which some or all of such vacation may be rolled over to the next succeeding year in which case only a maximum of four weeks of paid vacation may be carried over, such vacation may not be carried over from calendar year to calendar year and accrued unused vacation shall be forfeited if not used by the end of the calendar year in which it was granted. The time and duration of any vacation shall be subject to advance notice to the President. The Company shall provide Employee with all paid holidays ordinarily given by the Company to its employees. Employee shall be paid for any accrued unused vacation should this Agreement terminate pursuant to paragraph 6.
Amended and Restated Employment Agreement — Page 3

(d)	Reimbursement of Business Expenses. Employee may incur ordinary, necessary, and reasonable business expenses in connection with the performance of his duties, responsibilities, and authorities under this Agreement and for the promotion of the Company’s business and activities during the Term, including but not limited to expenses for necessary travel and entertainment and other items of expenses required in the normal and routine course of Employee’s employment. The Company shall promptly reimburse Employee from time to time for all such business expenses incurred pursuant to and in conformity with this subparagraph and the policies and practices of the Company relative to the reimbursement of business expenses. Notwithstanding the foregoing, (i) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (ii) the reimbursement must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred, and (iii) the right to reimbursement shall not be subject to liquidation or exchange for any other benefit.
6.	Termination of Agreement. This Agreement may be terminated as follows; provided, however, that any termination of this Agreement shall also constitute a termination of Employee’s employment with the Company:
(a)	Death. This Agreement shall terminate immediately upon Employee’s death.

(b)	Permanent Disability. This Agreement shall immediately terminate in the event that Employee becomes Permanently Disabled. For purposes of this Agreement, Employee shall be deemed to have become “Permanently Disabled” when (i) he receives disability benefits under either Social Security or the Company’s long-term disability plan, if any, (ii) the President and/or the Board, upon the written report of a qualified physician designated by the President and/or the Board or its insurers, shall have determined (after a complete physical examination of Employee at any time after he has been absent from the Company for a total period of 180 or more calendar days in any 12-month period) that Employee has become physically and/or mentally incapable of performing his essential job functions with or without reasonable accommodation as required by law, or (iii) Employee is otherwise unable for a continuous period of 90 calendar days to perform his essential job functions with or without reasonable accommodation as required by law due to injury, illness, or other incapacity (physical or mental).

(c)	With Cause. The Company shall be entitled to terminate this Agreement immediately for any Cause.
(i)	Definition of Cause. For purposes of this Agreement, “Cause” shall be defined as follows:
(A)	the willful and continued failure by Employee substantially to
Amended and Restated Employment Agreement — Page 4

perform his duties, responsibilities, or authorities hereunder (other than any such failure resulting from Employee becoming Permanently Disabled);

(B)	the willful engaging by Employee in misconduct that is materially injurious to the Company;

(C)	any misconduct by Employee in the course and scope of Employee’s employment under this Agreement, including but not limited to dishonesty, disloyalty, disorderly conduct, insubordination, harassment of other employees or third parties, abuse of alcohol or controlled substances, or other violations of the Company’s personnel policies, rules, or Code of Conduct;

(D)	any material violation by Employee of this Agreement; or

(E)	any violation by Employee of any fiduciary duty owed by Employee to the Company or its Affiliates.
For purposes of this subparagraph, no act, or failure to act, on Employee’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the Company.

(ii)	Limited Notice and Opportunity to Cure. If the Company determines in its reasonable, good faith discretion that a cure is possible and appropriate, the Company will give Employee written notice of the acts or omissions constituting Cause and no termination of this Agreement shall be for Cause unless and until Employee fails to cure such acts or omissions within 10 days following receipt of such written notice. If the Company determines in its reasonable, good faith discretion that a cure is not possible and appropriate, Employee shall have no notice or cure rights before this Agreement is terminated for Cause.
(d)	Without Cause. The Company shall be entitled to terminate this Agreement for any reason other than death, Employee becoming Permanently Disabled, or Cause, at any time by providing 90 days written notice to Employee that the Company is terminating the Agreement without Cause.

(e)	With Good Reason. Employee shall be permitted to terminate this Agreement for any Good Reason.
(i)	Definition of Good Reason. For purposes of this Agreement, “Good Reason” shall exist in the event any of the following actions are taken without Employee’s consent:
Amended and Restated Employment Agreement — Page 5

(A)	a material diminution in Employee’s Base Salary, duties, responsibilities, or authorities;

(B)	a requirement that Employee report to an officer or employee other than the President or the Board (or similar governing body);

(C)	a material relocation of Employee’s primary work location more than 50 miles away from the Company’s corporate headquarters; or

(D)	any other action or inaction by the Company that constitutes a material breach by the Company of its obligations under this Agreement.
(ii)	Notice and Opportunity to Cure. To exercise his right to terminate for Good Reason, Employee must provide written notice to the Company of his belief that Good Reason exists within 90 days of the initial existence of the condition(s) giving rise to Good Reason, and that notice shall describe the condition(s) believed to constitute Good Reason. The Company shall have 30 days to remedy the Good Reason condition(s). If not remedied within that 30-day period, Employee may terminate this Agreement; provided, however, that such termination must occur no later than 180 days after the date of the initial existence of the condition(s) giving rise to the Good Reason; otherwise, Employee is deemed to have accepted the condition(s), or the Company’s correction of such condition(s), that may have given rise to the existence of Good Reason.
(f)	Without Good Reason. Employee shall be entitled to terminate this Agreement without Good Reason at any time by providing 120 days written notice to Company that Employee is terminating the Agreement without Good Reason.

(g)	Expiration of Term. Either party may terminate this Agreement by providing a proper notice of non-renewal in accordance with subparagraph 4(b).
7.	Payments and Benefits Due Upon Termination.
(a)	Accrued Obligations. Upon any termination of this Agreement, the Company shall have no further obligation to Employee under this Agreement or otherwise, except as expressly provided in this Agreement and except for (i) payment to Employee of all earned but unpaid Base Salary through the Date of Termination, prorated as provided in subparagraph 5(a), (ii) payment to Employee, in accordance with the terms of the applicable benefit plan of the Company or to the extent required by law, of any benefits to which Employee has a vested entitlement as of the Date of
Amended and Restated Employment Agreement — Page 6

Termination (other than any entitlement to severance or separation pay, if any), (iii) payment to Employee of any accrued unused vacation; and (iv) payment to Employee of any approved but un-reimbursed business expenses incurred in accordance with applicable Company policy and the terms of this Agreement. The payments and benefits described in (i)-(iv) shall be referred to in this Agreement as the “Accrued Obligations” and shall be paid in accordance with the Company’s plans and policies and applicable law.
(b)	Termination by the Company Due to Death or Permanent Disability. If this Agreement is terminated due to death or Employee becoming Permanently Disabled, then the Company shall have no further obligations to Employee under this Agreement or otherwise, except the Company shall provide the Accrued Obligations to Employee in accordance with subparagraph 7(a) in addition to the following severance payments and benefits payable to Employee or the personal representative of Employee’s estate, as applicable:
(i)	on the earliest date between 20 and 60 days following Employee’s Separation from Service when the Release described in subparagraph 10(a) has become fully enforceable and irrevocable, a lump sum in cash equal to 100% of his Base Salary in effect as of such Separation from Service; and

(ii)	on or before the 60th day following Employee’s Separation from Service, a lump sum in cash equal to 100% of the average of any Bonuses received by Employee from the Company in the two years immediately before the Separation from Service.
(c)	Termination by the Company for Cause or by Employee Without Good Reason. Upon termination of this Agreement by (i) the Company for Cause in accordance with subparagraph 6(c) or (ii) Employee without Good Reason in accordance with subparagraph 6(f), the Company shall have no further obligations to Employee under this Agreement or otherwise, except the Company shall provide the Accrued Obligations to Employee in accordance with subparagraph 7(a).

(d)	Termination by the Company without Cause or by Employee for Good Reason. If this Agreement is terminated by (i) the Company without Cause in accordance with subparagraph 6(d) or (ii) Employee for Good Reason in accordance with subparagraph 6(e), then the Company shall have no further obligations to Employee under this Agreement or otherwise, except the Company shall provide the Accrued Obligations to Employee in accordance with subparagraph 7(a) in addition to the following severance payments and benefits:
(i)	on the earliest date between 20 and 60 days following Employee’s Separation from Service when the Release described in subparagraph 10(a) has become fully enforceable and irrevocable, a lump sum in cash equal to 150% of the greater of (A) the then-current Base Salary, and (B) the Base Salary at any
Amended and Restated Employment Agreement — Page 7

time within two years immediately before the Separation from Service; and

(ii)	on the date that annual bonuses are paid to other executive employees of the Company, but in no event later than 2 1/2 months after the end of the taxable year in which any substantial risk of forfeiture with respect to such bonuses lapses, the Bonus that Employee would have received based on achievement of performance goals under subparagraph 5(b) had this Agreement not terminated for the year containing the Date of Termination multiplied by a fraction, the numerator of which is the number of days during the period beginning the first day of the performance period containing the Date of Termination and ending on the Date of Termination, and the denominator of which is the number of days in the applicable performance period; and

(iii)	during the portion, if any, of the 18-month period commencing on the date of Employee’s Separation from Service (12-month period if Employee terminates for Good Reason) that Employee is eligible to elect and elects to continue coverage for himself and his eligible dependents under the Company’s or an Affiliate’s group heath plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar state law, the Company shall reimburse Employee on a monthly basis for the difference between the amount Employee pays to effect and continue such coverage and the employee contribution amount that active senior executive employees of the Company pay for the same or similar coverage.
(e)	Expiration of the Term. If this Agreement is terminated by Employee providing a proper notice of non-renewal in accordance with subparagraph 4(b), the Company shall have no further obligations to Employee under this Agreement or otherwise, except the Company shall provide the Accrued Obligations to Employee in accordance with subparagraph 7(a). If this Agreement is terminated by the Company providing a proper notice of non-renewal in accordance with subparagraph 4(b), then the Company shall have no further obligations to Employee under this Agreement or otherwise, except the Company shall provide the Accrued Obligations to Employee in accordance with subparagraph 7(a) in addition to the following severance payments and benefits:
(i)	on the earliest date between 20 and 60 days following Employee’s Separation from Service when the Release described in subparagraph 10(a) has become fully enforceable and irrevocable, a lump sum in cash equal to 150% of the greater of (A) the then-current Base Salary, and (B) the Base Salary at any time within two years immediately before the Separation from Service; and

(ii)	on the date that annual bonuses are paid to other executive employees of the Company, but in no event later than 2 1/2 months after the end of the taxable year in which any substantial risk of forfeiture with respect to such bonuses lapses, the Bonus that Employee would have received based on achievement
Amended and Restated Employment Agreement — Page 8

of performance goals under subparagraph 5(b) had this Agreement not terminated for the year containing the Date of Termination multiplied by a fraction, the numerator of which is the number of days during the period beginning the first day of the performance period containing the Date of Termination and ending on the Date of Termination, and the denominator of which is the number of days in the applicable performance period; and

(iii)	during the portion, if any, of the 18-month period commencing on the date of Employee’s Separation from Service that Employee is eligible to elect and elects to continue coverage for himself and his eligible dependents under the Company’s or an Affiliate’s group heath plan pursuant to COBRA or similar state law, the Company shall reimburse Employee on a monthly basis for the difference between the amount Employee pays to effect and continue such coverage and the employee contribution amount that active senior executive employees of the Company pay for the same or similar coverage.
8.	Change in Control. The parties acknowledge that Employee has entered into this Agreement based on his confidence in the current stockholders of the Company and the support of the Board. Accordingly, if the Company should undergo a Change in Control the parties agree as follows:
(a)	Definitions.
(i)	Affiliate: except as otherwise provided in this Agreement, for purposes of this Agreement, Affiliate means, with respect to the Company, any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Company; provided, however, that a natural person shall not be considered an Affiliate.

(ii)	Change in Control: a Change in Control means (a) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of the Company’s common stock would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company’s common stock immediately prior to the merger have the same proportionate ownership of common stock of the surviving corporation immediately after the merger, (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all, of the assets of the Company and the its subsidiaries to any other person or entity (other than an Affiliate of the Company), (c) the stockholders of the Company approve any plan or proposal for liquidation or dissolution of the Company, (d) any person or entity (other than Yorktown Energy Partners V, L.P., or any of its affiliated funds), including a “group” as contemplated by Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, acquires or gains ownership or control (including, without limitation, power to vote) of more
Amended and Restated Employment Agreement — Page 9

than 50% of the outstanding shares of the Company’s voting stock (based upon voting power) or (e) as a result of or in connection with a contested election of directors, the persons who were directors of the Company before such election shall cease to constitute a majority of the Board. Notwithstanding the foregoing, a Change of Control shall not include a public offering of the Company’s common stock or a transaction with its sole purpose to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

(iii)	CIC Effective Date: means the date upon which a Change of Control occurs.

(iv)	Code: means Internal Revenue Code of 1986, as amended from time to time.
(b)	Change in Control Benefits and Payments. If Employee is employed by the Company on the CIC Effective Date and this Agreement is terminated on or before the first anniversary of the CIC Effective Date by the Company without Cause in accordance with subparagraph 6(d) or by Employee for Good Reason in accordance with subparagraph 6(e), then the Company shall have no further obligation to Employee under this Agreement or otherwise, except the Company shall provide Employee with the Accrued Obligations in accordance with subparagraph 7(a) plus the following Change in Control payments and benefits in lieu of any severance payments or benefits that may otherwise be due under subparagraph 7(d):
(i)	on the earliest date between 20 and 60 days following Employee’s Separation from Service when the Release described in subparagraph 10(a) has become fully enforceable and irrevocable, a lump sum in cash equal to 150% of the greater of (A) the then-current Base Salary, and (B) the Base Salary at any time within two years immediately before the CIC Effective Date; and

(ii)	on or before the 60th day following Employee’s Separation from Service, a lump sum in cash equal to 100% of the average of any Bonuses received by Employee from the Company in the two years before the CIC Effective Date; and

(iii)	during the portion, if any, of the 18-month period commencing on the date of Employee’s Separation from Service that Employee is eligible to elect and elects to continue coverage for himself and his eligible dependents under the Company’s or an Affiliate’s (or a successor of either such entity) group heath plan pursuant to COBRA or similar state law, the Company shall reimburse Employee on a monthly basis for the difference between the amount Employee pays to effect and continue such coverage and the employee contribution amount that active senior executive employees of the Company pay for the same or similar coverage.
Amended and Restated Employment Agreement — Page 10

(c)	Effect of a Change in Control Following Date of Termination. Notwithstanding any contrary provision in this Agreement, if this Agreement is terminated by the Company without Cause in accordance with subparagraph 6(d) or by Employee for Good Reason in accordance with subparagraph 6(e), and a CIC Effective Date occurs within 120 days following the Date of Termination, then, in addition to the severance payments and benefits provided to Employee in accordance with subparagraph 7(d), the Company shall provide Employee (or to Employee’s estate in the event of his death following the Date of Termination) with the following Change in Control payments:
(i)	on or before the 60th day following the CIC Effective Date, a lump sum in cash equal to the excess, if any, of (A) the Change of Control payment that Employee would have been entitled to receive under subparagraph 8(b)(i) if he was employed by the Company or an Affiliate on the CIC Effective Date, over (B) the severance payment payable to Employee in accordance with subparagraph 7(d)(i); and

(ii)	on or before the 60th day following the CIC Effective Date, a lump sum in cash equal to the excess, if any, of (A) the Change of Control payment that Employee would have been entitled to receive under subparagraph 8(b)(ii) if he was employed by the Company or an Affiliate on the CIC Effective Date, over (B) the severance payment payable to Employee in accordance with subparagraph 7(d)(ii).
9.	Parachute Payment Limitation. Notwithstanding any contrary provision in this Agreement, if Employee is a “disqualified individual” (as defined in Section 280G of the Code), and the Change in Control payments and benefits described in paragraph 8, together with any other payments which Employee has the right to receive from the Company, would constitute a “parachute payment” (as defined in Section 280G of the Code), the payments and benefits provided hereunder shall be either (a) reduced (but not below zero) so that the aggregate present value of such payments and benefits received by Employee from the Company shall be $1.00 less than three times Employee’s “base amount” (as defined in Section 280G of the Code) and so that no portion of such payments received by Employee shall be subject to the excise tax imposed by Section 4999 of the Code, or (b) paid in full, whichever produces the better net after-tax result for Employee (taking into account any applicable excise tax under Section 4999 of the Code and any applicable income tax). The determination as to whether any such reduction in the amount of the payments and benefits is necessary shall be made by the Company in good faith and such determination shall be conclusive and binding on Employee. If a reduced payment is made to Employee pursuant to clause (a) above and through error or otherwise that payment, when aggregated with other payments from the Company (or its affiliates) used in determining if a parachute payment exists, exceeds $1.00 less than three times Employee’s base amount, Employee shall immediately repay such excess to the Company upon notification that an overpayment has been made.
Amended and Restated Employment Agreement — Page 11

10.	Conditions on Receipt of Severance and Change-in-Control Benefits.
(a)	Compliance with Post-Termination Obligations and Execution and Non-Revocation of General Release Agreement. Notwithstanding any other provision in this Agreement, the Company’s payment to Employee of the severance payments and benefits described in subparagraphs 7(b)(i), 7(d)(i)-(ii), and 7(e)(i) or the Change in Control payments and benefits described in subparagraphs 8(b)(i)-(ii) and 8(c)(i)-(ii) is subject to the condition that he complies with all applicable covenants under paragraphs 12, 13, 14, and 15 of this Agreement. The Company shall have the right to cease payment of any such payments or benefits, as well as to seek restitution of any such payments or benefits already paid, if such covenants have been breached by Employee but all other provisions of this Agreement shall remain in full force and effect. The Company’s payment of such payments or benefits to Employee is also subject to the condition that, within 55 days after the Date of Termination, he execute, deliver to the Company, and not revoke as permitted by applicable law a General Release Agreement in a form reasonably acceptable to the Company that fully and finally releases and waives any and all claims, demands, actions, and suits whatsoever which he has or may have against the Company and its Affiliates, whether under this Agreement or otherwise, that arose before the General Release Agreement was executed (the “Release”). For purposes of this Agreement, the Release shall not become fully enforceable and irrevocable until Employee has timely executed the Release and not revoked his acceptance of the Release within seven days after its execution.

(b)	Separation from Service Requirement. Notwithstanding any other provision of this Agreement, Employee shall be entitled to the severance or Change in Control benefits and payments in subparagraphs 7(b), 7(d), 7(e), or 8(b) only if Employee’s termination of employment constitutes a Separation from Service. For purposes of this Agreement, “Separation from Service” means separation from service (within the meaning of Code Section 409A and the regulations and other guidance promulgated thereunder (“Section 409A”)) with the group of employers that includes the Company and each of its Affiliates. For this purpose, “Affiliate” means any incorporated or unincorporated trade or business or other entity or person, other than the Company, that along with the Company is considered a single employer under Code Section 414(b) or Code Section 414(c), but (i) in applying Code Section 1563(a)(1), (2), and (3) for the purposes of determining a controlled group of corporations under Code Section 414(b), the phrase “at least 50 percent” shall be used instead of the phrase “at least 80 percent” in each place the phrase “at least 80 percent” appears in Code Section 1563(a)(1), (2), and (3), and (ii) in applying Treasury Regulation Section 1.414(c)-2 for the purposes of determining trades or businesses (whether or not incorporated) that are under common control for the purposes of Code Section 414(c), the phrase “at least 50 percent” shall be used instead of the phrase “at least 80 percent” in each place the phrase “at least 80 percent” appears in Treasury Regulation Section 1.414(c)-2.
Amended and Restated Employment Agreement — Page 12

11.	Other Provisions Relating to Termination.
(a)	Notice of Termination. Any termination of this Agreement by the Company or by Employee (other than termination because of death) shall be communicated by written Notice of Termination to the other party thereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice that indicates the specific termination provision in this Agreement relied upon and sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated; provided, however, that any failure to provide such detail shall not delay the effectiveness of the termination.
(b)	Date of Termination. For purposes of this Agreement, “Date of Termination” shall mean (i) if Employee’s employment is terminated by death, the date of death; (ii) if Employee’s employment is terminated because of Employee becoming Permanently Disabled, then 60 days after Notice of Termination is given (provided that Employee shall not have returned to the performance of his duties, responsibilities, and authorities on a full-time basis during such 60-day period); (iii) if (A) Employee’s employment is terminated by the Company with or without Cause or (B) Employee’s employment is terminated by Employee with or without Good Reason, then in each case the date specified in the Notice of Termination, which shall comply with the applicable notice requirements in paragraph 6; and (iv) if this Agreement is not renewed, the last date of the Initial Term or the Renewal Term as applicable.
(c)	Mitigation. Employee shall not be required to mitigate the amount of any payment or benefits provided for in paragraphs 7 or 8 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for therein be reduced by any compensation earned by Employee as the result of employment by another employer after the Date of Termination, or otherwise.
(d)	Interest. Until paid, all past due amounts required to be paid by the Company under any provision of this Agreement shall bear interest at 8% per annum compounded daily.
12.	Business Opportunities and Intellectual Property.
(a)	Prompt Disclosure Required. Employee shall promptly disclose to the Board in writing all Business Opportunities and Intellectual Property.
(b)	Definition of Business Opportunities. For purposes of this Agreement, “Business Opportunities” shall mean all business ideas, prospects, proposals or other opportunities pertaining to the lease, acquisition, exploration, production, gathering or marketing of hydrocarbons and related products and the exploration potential of geographical areas on which hydrocarbon exploration prospects are located, that are developed by Employee before or during the Term or originated by any third party
Amended and Restated Employment Agreement — Page 13

and brought to the attention of Employee before or during the Term, together with information relating thereto (including, without limitation, geological and seismic data and interpretations thereof, whether in the form of maps, charts, logs, seismographs, calculations, summaries, memoranda, opinions, or other written or charted means).
(c)	Definition of Intellectual Property. For purposes of this Agreement, “Intellectual Property” shall mean all ideas, inventions, discoveries, processes, designs, methods, substances, articles, computer programs, and improvements (including, without limitation, enhancements to, or further interpretation or processing of, information that was in the possession of Employee prior to the date of this Agreement), whether or not patentable or copyrightable, that do not fall within the definition of Business Opportunities, that Employee discovers, conceives, invents, creates, or develops, alone or with others, before or during the Term, if such discovery, conception, invention, creation, or development (i) occurs in the course of Employee’s employment with the Company or its Affiliates or (ii) occurs with the use of any time, materials, or facilities of the Company or its Affiliates.
13.	Non-Compete Obligations During Term. During the Term and except as provided below or as otherwise permitted by the Company (acting upon the instruction of the Board):
(a)	Employee shall not, other than through the Company or its Affiliates, engage or participate in any manner, whether directly or indirectly through any family member or as an employee, employer, consultant, agent, principal, partner, more than one percent shareholder, officer, director, licensor, lender, lessor, or in any other individual or representative capacity, in any business or activity that is engaged in leasing, acquiring, exploring, developing or producing hydrocarbons and related products; and
(b)	all investments made by Employee (whether in his own name or in the name of any family members or made by Employee’s controlled affiliates), which relate to the lease, acquisition, exploration, development or production of hydrocarbons and related products shall be made solely through the Company or its Affiliates; and Employee shall not (directly or indirectly through any family members), and shall not permit any of his controlled affiliates to: (i) invest or otherwise participate alongside the Company or its Affiliates in any Business Opportunities or (ii) invest or otherwise participate in any business or activity relating to a Business Opportunity, regardless of whether the Company or any of its Affiliates ultimately participates in such business or activity;
provided, however, that this paragraph shall not apply to (x) the existing personal oil and gas investments owned by Employee, his family members, and his controlled affiliates as of the Effective Date of the Original Employment Agreement (the “Existing Personal Investments”); (y) future expenditures made by Employee and his family members and his controlled affiliates that are required to maintain, but not increase, their respective current
Amended and Restated Employment Agreement — Page 14

ownership interests in the Existing Personal Investments, excluding however, any expenditure to participate in the acquisition, exploration, or development of any acreage that is not currently included in the Existing Personal Investments as of the Effective Date; and (z) any opportunity that is first offered to, and subsequently declined by, the Company (acting through the Board).
14.	Confidentiality Obligations.
(a)	Confidentiality and Non-Disclosure Acknowledgments and Obligations. Employee hereby acknowledges that all trade secrets and confidential or proprietary information of the Company and its Affiliates (collectively referred to herein as “Confidential Information”) constitute valuable, special and unique assets of the business of the Company and its Affiliates, and that access to and knowledge of such Confidential Information is essential to the performance of Employee’s duties, responsibilities, and authorities under this Agreement. During the Term and the one-year period following the Date of Termination, Employee shall hold the Confidential Information in strict confidence and shall not publish, disseminate, or otherwise disclose, directly or indirectly, to any person other than the Company and its Affiliates and their respective officers, directors, and employees, any Confidential Information or use any Confidential Information for Employee’s own personal benefit or for the benefit of anyone other than the Company and its Affiliates. The Company agrees to provide previously undisclosed Confidential Information to Employee in exchange for Employee’s agreement to keep such Confidential Information, and any Confidential Information to which Employee has already become privy, in strict confidence as provided in this Agreement.
(b)	Confidential Information Inclusions and Exclusions. For purposes of this Agreement, Confidential Information includes, without limitation, any information heretofore or hereafter acquired, developed, or used by the Company or its Affiliates relating to Business Opportunities or Intellectual Property or other geological, geophysical, economic, financial, or management aspects of the business, operations, properties, or prospects of the Company or its Affiliates whether oral or in written form in business records, but shall exclude any information that (i) has become part of common knowledge or understanding in the oil and gas industry or otherwise in the public domain (other than from disclosure by Employee in violation of this Agreement), or (ii) was rightfully in the possession of Employee, as shown by Employee’s records, prior to the Effective Date (including Employee’s method of selecting, purchasing, and reworking oil and gas properties, which the Company and Employee may utilize subsequent to the Term (subject to the other limitations contained in this Agreement)); provided, however, that Employee shall provide to the Company copies of all information described in clause (ii); and provided further, however, that this subparagraph shall not be applicable to the extent Employee is required to testify in a judicial or regulatory proceeding pursuant to the order of a judge or administrative law judge after Employee requests that such Confidential Information be preserved.
Amended and Restated Employment Agreement — Page 15

15.	Obligations After Date of Termination.
(a)	Non-Compete Obligations. The purposes of paragraph 14 and this paragraph 15 are to protect the Company from unfair loss of goodwill and business advantage and to shield Employee from pressure to use or disclose Confidential Information or to trade on the goodwill belonging to the Company. Accordingly, during the Post-Termination Non-Compete Term, Employee shall not engage or participate in any manner, whether directly or indirectly through any family member or as an employee, employer, consultant, agent, principal, partner, shareholder, officer, director, licensor, lender, lessor, or in any other individual or representative capacity, in any business or activity that is in engaged in leasing, acquiring, exploring, developing or producing hydrocarbons and related products within the boundaries of, or within a four mile radius of the boundaries of, any mineral property interest of the Company or its Affiliates (including, without limitation, a mineral lease, overriding royalty interest, production payment, net profits interest, mineral fee interest, or option or right to acquire any of the foregoing, or an area of mutual interest as designated pursuant to contractual agreements between the Company or its Affiliates and any third party) or any other property on which the Company or its Affiliates have an option, right, license, or authority to conduct or direct exploratory activities, such as three dimensional seismic acquisition or other seismic, geophysical and geochemical activities (but not including any preliminary geological mapping), as of the Date of Termination or as of the end of the six-month period following such Date of Termination; provided, however, that this subparagraph shall not preclude Employee from making personal investments in securities of oil and gas companies that are registered on a national stock exchange, if the aggregate amount owned by Employee and all family members and affiliates does not exceed 1% of such company’s outstanding securities.
(b)	Definition of Post-Termination Non-Compete Term. For purposes of this Agreement, the “Post-Termination Non-Compete Term” is the one-year period following the Date of Termination; provided, however, that the Post-Termination Non-Compete Term shall be reduced to the six-month period following the Date of Termination if this Agreement is terminated on or before the first anniversary of the CIC Effective Date either (i) by the Company without Cause in accordance with subparagraph 6(d) or (ii) by Employee for Good Reason in accordance with subparagraph 6(e).
(c)	Non-Solicitation Obligations. Employee shall not, during the Post Termination Non-Compete Term, solicit, entice, persuade, or induce, directly or indirectly, any employee (or person who within the preceding 90 days was an employee) of the Company or its Affiliates to (i) terminate his or her employment by such person, (ii) refrain from extending or renewing the same (upon the same or new terms), (iii) refrain from rendering services to or for such person, (iv) become employed by or to
Amended and Restated Employment Agreement — Page 16

enter into contractual relations with any Persons other than such person, or (v) enter into a relationship with a competitor of the Company or its Affiliates.
(d)	Discretionary Monthly Non-Compete Payments. The Company may, in its sole discretion, elect to continue on the Company’s regularly scheduled paydays Employee’s Base Salary in effect immediately before the Date of Termination during each month of the Post-Termination Non-Compete Term (the “Monthly Non-Compete Payments”). The Company shall provide written notice to Employee no later than 10 days after the Date of Termination or on or before the Company’s first regularly scheduled payday following the Date of Termination, whichever is sooner, of its election to make any Monthly Non-Compete Payments. If the Company does elect to make the Monthly Non-Compete Payments, the Company shall not be obligated to continue making any such Monthly Non-Compete Payments and shall be entitled in its sole discretion to cease making the Monthly Non-Compete Payments at any time and for any reason but only upon at least 30 days’ written notice to Employee, and the Company shall have no further obligation to Employee under this subparagraph. If the Company starts but ceases making the Monthly Non-Compete Payments, then, notwithstanding any contrary provision in this Agreement, the Post-Termination Non-Compete Term for purpose of subparagraph 15(a) shall expire on the last day of the month in which the final Monthly Non-Compete Payment was made by the Company.
16.	Common Law Duties. Employee acknowledges and agrees that his restrictive covenants in paragraphs 12, 13, 14, and 15 of this Agreement shall supplement, rather than supplant, his common law duties of confidentiality and loyalty owed to the Company.
17.	Survival of Covenants; Enforcement of Covenants; and Remedies.
(a)	Survival of Covenants. Employee acknowledges and agrees that his covenants in paragraphs 12, 13, 14, and 15 of this Agreement shall survive the termination of this Agreement and shall be construed as agreements independent of any other provision of this Agreement, and the existence of any Dispute of Employee with or against the Company or its Affiliates whether predicated on this Agreement or otherwise shall not constitute a defense to the enforcement by the Company of those covenants.
(b)	Enforcement of Covenants. Employee acknowledges and agrees that his covenants in paragraphs 12, 13, 14, and 15 of this Agreement are ancillary to the otherwise enforceable agreements to provide Employee with Confidential Information and are supported by independent, valuable consideration. Employee further acknowledges and agrees that the limitations as to time, geographical area, and scope of activity to be restrained by those covenants are reasonable and acceptable to Employee and do not import any greater restraint than is reasonably necessary to protect the Company’s goodwill, Confidential Information, and other legitimate business interests. Employee further agrees that if, at some later date, a court of competent jurisdiction determines that any of the covenants in paragraphs 12, 13, 14, or 15 are
Amended and Restated Employment Agreement — Page 17

unreasonable, any such covenants shall be reformed by the court and enforced to the maximum extent permitted under the law.
(c)	Remedies. In the event of breach or threatened breach by Employee of any of his covenants in paragraphs 12, 13, 14, or 15 of this Agreement, the Company shall be entitled to equitable relief by temporary restraining order, temporary injunction, or permanent injunction or otherwise, in addition to other legal and equitable relief to which it may be entitled, including any and all monetary damages that the Company may incur as a result of such breach, violation, or threatened breach or violation. The Company may pursue any remedy available to it concurrently or consecutively in any order as to any breach, violation, or threatened breach or violation, and the pursuit of one of such remedies at any time shall not be deemed an election of remedies or waiver of the right to pursue any other of such remedies as to such breach, violation, or threatened breach or violation, or as to any other breach, violation, or threatened breach or violation.
18.	Successors and Assigns. This Agreement may not be assigned by the Company to any other person or entity other than an Affiliate of the Company without Employee’s written consent; provided, however, that in the event of a Change in Control, the Company shall cause the surviving entity in any such transaction to assume the Company’s obligations under paragraphs 7 and 8 to the extent such obligations have not yet been fully performed. Employee’s duties, responsibilities, authorities, compensation, and benefits under this Agreement are personal to Employee and may not be assigned to any person or entity without written consent from the Board. In the event of Employee’s death, this Agreement shall be enforceable by Employee’s estate, executors, or legal representatives. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, legal representatives, successors, and permitted assigns.
19.	Representations of Employee. Employee hereby represents and warrants that he has not previously assumed any obligations inconsistent with those in this Agreement. Employee further represents and warrants that he has entered into this Agreement pursuant to his own initiative and that the Company did not induce him to execute this Agreement in contravention of any existing commitments. Employee further acknowledges that the Company has entered into this Agreement in reliance upon the foregoing representations of Employee.
20.	Dispute Resolution. The parties agree to the following dispute resolution terms:
(a)	Definition of Dispute. Any controversy, claim, complaint, cause of action, or similar proceeding, whether based on statute, contract, common law, negligence, tort, misrepresentation, or any other legal theory, arising out of or relating to this Agreement or Employee’s employment with the Company (a “Dispute”), shall be resolved solely in accordance with the terms of this paragraph; provided, however, that the term Dispute shall not include Employee’s claims for workers’ compensation
Amended and Restated Employment Agreement — Page 18

or unemployment compensation benefits (although any claim asserted under Ch. 451 of the Texas Labor Code shall be considered a Dispute subject to dispute resolution under this paragraph).
(b)	Mediation. If a Dispute cannot be settled by good faith negotiation between the parties, the parties shall submit the Dispute to nonbinding mediation as soon as reasonably possible after the Dispute arose. If complete agreement cannot be reached within five calendar days of submission to mediation, either party may file a civil action against the other party in any court of competent jurisdiction permitted under paragraph 26.
(c)	Waiver of Right to Jury Trial. NOTWITHSTANDING ANY OTHER PROVISION IN THIS AGREEMENT, THE PARTIES SHALL, AND HEREBY DO, IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE. IN ADDITION, EMPLOYEE SHALL, AND HEREBY DOES, IRREVOCABLY WAIVE THE RIGHT TO PARTICIPATE IN ANY CLASS OR COLLECTIVE ACTION WITH RESPECT TO ANY DISPUTE.
21.	Attorneys’ Fees and Other Costs. If either party breaches this Agreement, or if a Dispute arises between the parties based on or involving this Agreement, the party that enforces its rights under this Agreement against the breaching party, or that prevails in the resolution of such Dispute, shall be entitled to recover from the other party its reasonable attorneys’ fees, court costs, and expenses incurred in enforcing such rights or resolving such Dispute. For purposes of this paragraph, the finder of fact shall be requested to answer affirmatively as to whether a party prevailed in order to recoup attorneys’ fees and other costs pursuant to this paragraph.
22.	Entire Agreement. This Agreement constitutes the entire agreement between the parties concerning its subject matters and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between the parties with respect to its subject matters, including without limitation the Original Employment Agreement. Employee agrees that the Company has not made any promise or representation to him concerning this Agreement not expressed in this Agreement, and that, in signing this Agreement, he is not relying on any prior oral or written statement or representation by the Company but is instead relying solely on his own judgment and his legal and tax advisors, if any.
23.	Amendment of Agreement. This Agreement may not be modified or amended in any respect except by an instrument in writing signed by the party against whom such modification or amendment is sought to be enforced. Notwithstanding the previous sentence, the Company may modify or amend this Agreement in its sole discretion at any time without the further consent of the Employee in any manner necessary to comply with applicable law and regulations or the listing or other requirements of any stock exchange upon which the Company is listed. No modification or amendment may be enforced against the Company unless such modification or amendment is in writing and signed by the Board.
Amended and Restated Employment Agreement — Page 19

24.	Waiver. The waiver by either party of a breach of any term of this Agreement shall not operate or be construed as a waiver of a subsequent breach of the same provision by either party or of the breach of any other term or provision of this Agreement.
25.	Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable, (a) this Agreement shall be considered divisible, (b) such provision shall be deemed inoperative to the extent it is deemed illegal, invalid, or unenforceable, and (c) in all other respects this Agreement shall remain in full force and effect; provided, however, that, if any such provision may be made enforceable by limitation, then such provision shall be deemed to be so limited and shall be enforceable to the maximum extent permitted by applicable law.
26.	Governing Law; Venue. This Agreement shall be governed by the laws of the State of Texas, without regard to its conflict-of-laws principles. Employee and the Company hereby irrevocably consent to the binding and exclusive venue for any Dispute between the parties arising out of or related to this Agreement being in the state or federal court of competent jurisdiction that regularly conducts proceedings in Tarrant County, Texas. Nothing in this Agreement, however, precludes Employee or the Company from seeking to remove a civil action from any state court to federal court.
27.	Notices. All notices under this Agreement shall be in writing and shall be deemed to have been delivered on the date personally delivered or three calendar days after the date deposited in a receptacle maintained by the United States Postal Service for such purpose, postage prepaid, by certified mail, return receipt requested, addressed to the Company at its headquarters or Employee at the address of such person as set forth in the Company’s records. Either party may designate a different address by providing written notice of such new address to the other party.
28.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. The delivery of this Agreement in the form of a clearly legible facsimile or electronically scanned version by e-mail shall have the same force and effect as delivery of the originally executed document.
29.	Code Section 409A.
(a)	Intent. All or a portion of the payments and benefits provided under this Agreement is intended to be exempt from Section 409A and any ambiguous provision will be construed in a manner that is compliant with or exempt from the application of Section 409A. In particular, such payments and benefits are intended to constitute short-term deferrals described in Treasury Regulation Section 1.409A-1(b)(4) or a payment or benefit described in Treasury Regulation Section 1.409A-1(b)(9)(v). The provisions of this Agreement shall be interpreted in a manner consistent with this intent.
Amended and Restated Employment Agreement — Page 20

(b)	Specified Employee Postponement. Notwithstanding subparagraph (a) of this paragraph or any other provision of this Agreement to the contrary, if the Company or an Affiliate that is treated as a “service recipient” (as defined in Section 409A) is publicly traded on an established securities market (or otherwise) and Employee is a “specified employee” (as defined below) and is entitled to receive a payment that is subject to Section 409A on account of Employee’s Separation from Service, such payment may not be made earlier than six months following the date of his Separation from Service if required by Section 409A, in which case, the accumulated postponed amount shall be paid in a lump sum payment on the Section 409A Payment Date. The “Section 409A Payment Date” is the earlier of (i) the date of Employee’s death or (ii) the date that is six months and one day after Employee’s Separation from Service. If any payment to Employee is delayed pursuant to the foregoing sentence, such amount instead will be paid, with interest at the rate set out in Section 11(d), on the Section 409A Payment Date. For purposes of Section 409A, each payment amount or benefit due under this Agreement will be considered a separate payment and Employee’s entitlement to a series of payments or benefits under this Agreement is to be treated as an entitlement to a series of separate payments. The determination of whether Employee is a “specified employee” shall be made in accordance with Section 409A using the default provisions in the Section 409A unless another permitted method has been prescribed for such purpose by the Company.
30.	Right to Consult a Tax Advisor. Notwithstanding any contrary provision in this Agreement, Employee shall be solely responsible for any risk that the tax treatment of all or part of any payments provided by this Agreement may be affected by Section 409A, which may impose significant adverse tax consequences on him, including accelerated taxation, a 20% additional tax, and interest. Because of the potential tax consequences, Employee has the right, and is encouraged by this paragraph, to consult with a tax advisor of his choice before signing this Agreement.
[Signature Page Follows]
Amended and Restated Employment Agreement — Page 21

EMPLOYEE:
/s/ Steven P. Smart
Name:	Steven P. Smart

COMPANY: APPROACH RESOURCES INC., A Delaware Corporation
By:	/s/ J. Ross Craft
	Name:	J. Ross Craft
	Title:	President and Chief Executive Officer

Amended and Restated Employment Agreement — Page 22